Exhibit 3.1

Series A Convertible Preferred

Certificate of Designation

American CryoStem Corporation (“Company”)

Series A Convertible Preferred Stock, no par value (each an “A Share”)

Total designated A Shares: 1,000,000

Dividend Amount Per A Share: To the extent not prohibited by law, an annual dividend of $0.20 per A Share payable quarterly in arrears, if, as and when authorized by the Company’s Board of Directors and declared by the Company, on each of March 31, June 30, September 30 and December 31 (each a “Dividend Payment Date”), with the first Dividend Payment Date being March 31, 2022, provided that no dividends will be paid and all future dividend payments shall terminate with respect to an A Share, even if declared, if on a Dividend Payment Date such A Share is not outstanding. Dividends on an A Share shall be payable in cash, or, at the option of the Company, in shares of Company common stock with each such share of Company common stock having a value for such purposes equal to the arithmetic average VWAP for a share of Company common stock for the five (5) consecutive trading days with the fifth (5th) consecutive trading day being the Dividend Payment Date on which such dividend is being paid. Any Dividend Payment Date that is a weekend or holiday on which banks in the State of New York are closed, shall be payable on the next Company common stock trading day, which such next trading day shall be deemed the applicable Dividend Payment Date. No penalty and/or interest shall accrue or be paid with respect to any late dividend payment. The term “VWAP” means, for any Company common stock trading day, the price determined by the first of the following clauses that applies: (a) if the Company common stock is then listed or quoted on a trading market or quotation system including, without limitation,  the bulletin board and/or  any OTC Market including the Pink Sheet tier , the daily volume weighted average price of the Company common stock for such date (or the nearest preceding date) on the trading market on which the Company common stock is then listed or quoted as reported by the listing exchange (based on a trading day from 9:30 a.m. (New York City time) to 4:00 p.m. (New York City time)), or (b) in all other cases, the fair market value of a share of Company common stock as determined in good faith by the Company.

Conversion: Commencing on November 11, 2022, each A Share, at the option of the holder thereof, shall be convertible into 20 shares of Company Common Stock.